UNITED STATES
SECURITIES AND EXCHANGE  COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.1)
Revlon, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
761525609
(CUSIP Number)
Eric S. Wagner
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York  10176
(212) 880-9845
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 19, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1		NAMES OF REPORTING PERSONS Mittleman Brothers, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 3,008,968 *
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 3,008,968 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,006,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14		TYPE OF REPORTING PERSON HC
* The amounts set forth in rows 8 and 10 include 2,000 shares owned by David J. Mittleman in respect of which the Reporting Person disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power.  The amounts set forth in rows 8 and 10 also include 1,000 shares beneficially owned by the Reporting Person in accounts managed by Mittleman Investment Management, LLC.
** The amount set forth in row 11 excludes 2,000 shares owned by David J. Mittleman in respect of which the Reporting Person disclaims beneficial ownership.

1		NAMES OF REPORTING PERSONS Master Control LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 3,008,968 *
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 3,008,968 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,006,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14		TYPE OF REPORTING PERSON HC
* The amounts set forth in rows 8 and 10 include 2,000 shares owned by David J. Mittleman in respect of which the Reporting Person disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power.
** The amount set forth in row 11 excludes 2,000 shares owned by David J. Mittleman in respect of which the Reporting Person disclaims beneficial ownership.

1		NAMES OF REPORTING PERSONS Mittleman Investment Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 3,008,968 *
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 3,008,968 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,006,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14		TYPE OF REPORTING PERSON HC
* The amounts set forth in rows 8 and 10 include 2,000 shares owned by David J. Mittleman in respect of which the Reporting Person disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power.
** The amount set forth in row 11 excludes 2,000 shares owned by David J. Mittleman in respect of which the Reporting Person disclaims beneficial ownership.

1		NAMES OF REPORTING PERSONS Christopher P. Mittleman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 3,008,968 *
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 3,008,968 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,006,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14		TYPE OF REPORTING PERSON IN
* The amounts set forth in rows 8 and 10 include 2,000 shares owned by David J. Mittleman in respect of which the Reporting Person otherwise disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power.  The amounts set forth in rows 8 and 10 also include 9,335 shares beneficially owned by the Reporting Person in accounts managed by Mittleman Investment Management, LLC.
** The amount set forth in row 11 excludes 2,000 shares owned by David J. Mittleman for which the Reporting Person disclaims beneficial ownership.

1		NAMES OF REPORTING PERSONS David J. Mittleman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 2,000
NUMBER OF	8	SHARED VOTING POWER 3,008,968
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 2,000
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 3,008,968
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,008,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS Philip C. Mittleman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 3,008,968 *
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 3,008,968 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,006,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14		TYPE OF REPORTING PERSON IN
* The amounts set forth in rows 8 and 10 include 2,000 shares owned by David J. Mittleman in respect of which the Reporting Person otherwise disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power.
** The amount set forth in row 11 excludes 2,000 shares owned by David J. Mittleman for which the Reporting Person disclaims beneficial ownership.

This Amendment No. 1 reflects the shares of Class A Common Stock, par value $0.01 per share (the "Common Stock") of Revlon, Inc. (the "Issuer") reported herein by each of (i) Mittleman Brothers, LLC, a New York limited liability company ("Mittleman Brothers"); (ii) Master Control LLC, a Delaware limited liability company ("Master"); (iii) Mittleman Investment Management, LLC, a New York limited liability company and an SEC registered investment advisory firm ("MIM"); (iv) Christopher P. Mittleman; (v) David J. Mittleman; and (vi) Philip C. Mittleman (each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons") as of October 18, 2017, and amends and supplements the Schedule 13D filed originally by the Reporting Persons on August 22, 2017 (the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.
Item 3.	Source and Amount of Funds or Other Consideration.
To acquire the Common Stock, the Reporting Persons used aggregate funds of $74,895,777.  Such funds were from investment advisory accounts managed by MIM; provided that shares of Common Stock held directly by David J. Mittleman in his personal accounts were acquired using such individual's personal funds.
Item 4.	Purpose of Transaction.
The shares of Common Stock covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.
As investors in the Issuer, the Reporting Persons plan to have general discussions with representatives of the Issuer regarding various matters relating to the business and operations of the Issuer.  The Reporting Persons have also had and may continue to have conversations with other stockholders of the Issuer.  In the course of such conversations with members of management, the board of directors and other stockholders, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.
The Reporting Persons previously sent the letter attached to Schedule 13D as Exhibit 99.2 to the Issuer's Chief Executive Officer and Board of Directors. The Reporting Persons intend to send the letter attached as Exhibit 99.3 to the Issuer's Board of Directors.
In addition, the Reporting Persons also intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, changes to the composition of the board of directors, price levels of the common stock and other securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons  may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional securities of the Issuer in open market or privately negotiated transactions;(ii) selling all or part of the securities of the Issuer owned by such Reporting Person in open market or privately negotiated transactions; and/or (iii) one or more combinations of the foregoing.  Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.

Item 5.	Interest in Securities of the Issuer.
(a) The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 52,615,412 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 4, 2017.  The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in rows 11 and 13 on the cover pages hereto.
Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
(b)           Number of shares as to which each Reporting Person has:
(i)       sole power to vote or to direct the vote:
           See row 7 on the cover pages hereto.
(ii)       shared power to vote or to direct the vote:
            See row 8 on the cover pages hereto.
(iii)       sole power to dispose or to direct the disposition of:
             See row 9 on the cover pages hereto.
(iv)      shared power to dispose or to direct the disposition of:
            See row 10 on the cover pages hereto.
(c) Schedule B annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Persons which have not been previously reported on Schedule 13D.
(d) Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.  No such person is known to have such right or power with respect to more than five percent of the shares of Common Stock.
(e) Not applicable.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1 Joint Filing Agreement
Exhibit 99.2 Letter to Chief Executive Officer and Board of Directors
Exhibit 99.3 Letter to Board of Directors

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information with respect to it set forth in this statement is true, complete and correct.
Dated: October 19, 2017
MITTLEMAN BROTHERS, LLC

By:	/s/ Christopher P. Mittleman
Name:	Christopher P. Mittleman
Title:	Managing Member

MASTER CONTROL LLC

By:	/s/ Philip C. Mittleman
Name:	Philip C. Mittleman
Title:	Managing Partner

MITTLEMAN INVESTMENT MANAGEMENT, LLC

By:	/s/ Stephen G. Bondi
Name:	Stephen G. Bondi
Title:	Chief Compliance Officer & Chief Financial Officer

CHRISTOPHER P. MITTLEMAN

By:	/s/ Christopher P. Mittleman
Name:	Christopher P. Mittleman
Title:	Managing Partner and Chief Investment Officer

/s/ Christopher P. Mittleman
Christopher P. Mittleman

/s/ David J. Mittleman
David J. Mittleman

/s/ Philip C. Mittleman
Philip C. Mittleman

SCHEDULE B
Transactions of the Reporting Persons Effected During the Past 60 Days
The following lists transactions effected by the Reporting Persons during the past sixty (60) days (other than those previously reported in this Schedule 13D).  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.
Transaction Date	Reporting Person	Amount of Shares Acquired	Weighted Average Price(1)	Low Price(1)	High Price(1)
08/22/17	Mittleman Investment Management, LLC	960	$17.26	$17.14	$17.32
08/23/17	Mittleman Investment Management, LLC	15,885	$17.30	$17.01	$17.45
08/24/17	Mittleman Investment Management, LLC	28,050	$17.06	$17.06	$17.53
08/25/17	Mittleman Investment Management, LLC	13,000	$16.89	$16.89	$16.92
08/28/17	Mittleman Investment Management, LLC	36,095	$16.57	$16.37	$17.04
08/29/17	Mittleman Investment Management, LLC	13,950	$16.69	$16.27	$17.01
08/30/17	Mittleman Investment Management, LLC	26,100	$16.60	$16.60	$16.60
08/31/17	Mittleman Investment Management, LLC	15,350	$16.94	$16.91	$17.07
09/06/17	Mittleman Investment Management, LLC	18,500	$17.01	$17.00	$17.17
09/07/17	Mittleman Investment Management, LLC	26,470	$16.95	$16.90	$17.02
09/08/17	Mittleman Investment Management, LLC	62,550	$16.66	$16.56	$16.88
09/11/17	Mittleman Investment Management, LLC	12,920	$16.74	$16.62	$17.25
09/12/17	Mittleman Investment Management, LLC	7,085	$16.89	$16.80	$17.05
09/13/17	Mittleman Investment Management, LLC	4,180	$16.46	$16.34	$16.97
09/14/17	Mittleman Investment Management, LLC	21,850	$15.96	$15.78	$16.09
09/18/17	Mittleman Investment Management, LLC	300	$16.12	$16.12	$16.12
10/11/17	Mittleman Investment Management, LLC	300	$21.60	$21.60	$21.60
10/12/17	Mittleman Investment Management, LLC	370	$21.55	$21.53	$21.59
10/13/17	Mittleman Investment Management, LLC	950	$22.65	$22.62	$22.73
10/16/17	Mittleman Investment Management, LLC	100	$23.19	$23.19	$23.19
10/17/17	Mittleman Investment Management, LLC	4,500	$22.81	$22.81	$22.81
10/18/17	Mittleman Investment Management, LLC	500	$22.64	$22.64	$22.64

Transaction Date	Reporting Person	Amount of Shares Sold	Weighted Average Price(1)	Low Price(1)	High Price(1)
08/17/17	Mittleman Investment Management, LLC	389	$17.77	$17.74	$17.84
09/19/17	Mittleman Investment Management, LLC	40	$15.68	$15.67	$15.68
09/26/17	Philip C. Mittleman	1,880	$21.39	$21.34	$21.40
09/27/17	Mittleman Investment Management, LLC	55,000	$23.82	$23.65	$23.83

(1) Prices include commissions. The Reporting Person undertakes to provide upon request of the SEC staff full information regarding the number of shares acquired or sold at each separate price.